Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2015 and 2014

(Amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Basic:

Net income	$21,984	$25,357	$72,442	$74,175
Weighted average number of common shares during the period	41,852	41,514	41,965	41,353

Net income per share – basic	$0.53	$0.61	$1.73	$1.79

Diluted:

Net income	$21,984	$25,357	$72,442	$74,175
Weighted average number of common shares during the period	41,852	41,514	41,965	41,353
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	154	150	149	148
Common stock units related to deferred compensation for employees	57	69	57	69
Restricted common stock units related to incentive compensation	242	586	191	585
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,305	42,319	42,362	42,155

Net income per share – diluted	$0.52	$0.60	$1.71	$1.76